NEWS RELEASE

InNexus Biotechnology Announces Genetically Engineered DXLmouse™ Platform

Proprietary Mouse Produces Antibodies Useful in the Development of New Treatments, Diagnostics and Extends Market Opportunity and IP of InNexus

BRITISH COLUMBIA, Canada - 11 March 2008 - InNexus Biotechnology Inc. (OTCBB: IXSBF, TSX: IXS.V, http://www.ixsbio.com), a drug development company commercializing the next generation of monoclonal antibodies based on its technology, Dynamic Cross Linking (DXL™), today announced that it has filed for patent protection for certain in vivo recombinant production techniques of its DXL™ antibodies.  The techniques and patents provide significant protection for InNexus’ latest scientific achievement and growing product pipeline.

InNexus’ Chief Scientific Officer, Dr. Thomas Kindt stated, “Much like the recently announced DXLdiagnostics™, the DXLmouse™ is another R&D tool that enables InNexus to target a desirable antibody, introduce the antibody into the mouse and then have that animal produce the desired antibody incorporating InNexus’ DXL™ technology.  The signature property of DXL™ antibodies is their ability to accumulate at the target based on the autophilic (self-binding) property provided by the company’s technology. Each mouse represents a ‘DXL™ antibody factory’ which combines the power of natural antibody diversity generation with the augmented potency of DXL™ technology.  Moreover, this platform can be expanded to include production of humanized autophilic DXL™ antibodies”.

During the 1990’s, Abgenix Inc., a biotechnology company recently purchased by Amgen for $2.2 billion, produced XenoMouse, a line of genetically engineered mice that have seen significant industry interest for their specially designed immune systems.  Other companies, such as Princeton, N.J. based Medarex Inc.’s UltiMab System, which includes multiple engineered mice platforms, are seizing the opportunity of developing and offering genetically engineered mice platforms to the pharmaceutical industry.

Jeff Morhet, InNexus’ Chairman and CEO, stated, “Most young development companies have no products but we have created multiple preclinical candidates in a short period of time and they serve as proof of concept for big pharmaceutical companies to evaluate us.  DXLmouse™ is another exciting step in our fast-tracked development cycle.  This R&D tool will not only vastly accelerate the production and evaluation of biologically relevant antibodies but we expect to garner interest from collaborators and expand our antibody producing repertoire”.

About InNexus

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, which improves the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in–house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward–looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

 “Jeff Morhet”
Jeff Morhet

Chairman & CEO

Contacts

InNexus Biotechnology Inc. Jeff Morhet, 480-862-7500 President & Chief Executive Officer jmorhet@ixsbio.com Dr. Thomas Kindt, 480-862-7500 Chief Scientific Officer	The Investor Relations Group Christine Berni/Joe Triunfo, 212-825-3210 cberni@investorrelationsgroup.com jtriunfo@investorrelationsgroup.com

Endnotes

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